UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
July 8, 2009
Commission File No. 000-26860
LIHIR GOLD LIMITED
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive offices)
          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑ Form 40-F ☐
          (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___)
          (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___)
          (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐ No ☑
          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .)

8 July 2009
LGL closes hedge book
Lihir Gold Ltd (LGL) gold production is once again completely unhedged, following the closure of the company’s hedge book.
At the end of March 2009, the company had forward sales contracts in place covering 96,000 ounces of gold, to be delivered over the period to September 2010 at a price of A$600 per ounce. These hedging contracts had been put in place by Equigold NL prior to its acquisition by LGL in June 2008.
These contracts were closed-out during the June quarter, eliminating gold hedge commitments for LGL and leaving the company well positioned to benefit from increases in global gold prices.
In accordance with hedge accounting requirements, the hedge result will be charged against earnings at the original designation dates. Details of amounts and timing will be provided when the half-year results for the six months to 30 June 2009 are released on 26 August 2009.
“Our shareholders have given us a clear message over recent years that they do not want LGL to hedge its gold production” said CFO Phil Baker. “These transactions leave us ideally placed to capture the full benefits of strong global gold prices as we grow our gold production to more than one million ounces this year,” he said.
For further information:
Joe Dowling
GM Corporate Affairs
07 3318 3308

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
LIHIR GOLD LIMITED

By:	/s/ Stuart MacKenzie
Name	Stuart MacKenzie
Title:	Group Secretary & General Counsel
Date: July 8, 2009